October 30, 2017

TSX: SAM

Starcore Announces Management Changes
at the Altiplano Processing Plant

Vancouver, British Columbia – Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) reports changes to its senior management at the Altiplano gold and silver processing plant in Matehuala, Mexico (the “Plant”). The action to remove and replace senior management and sales personnel from the Altiplano operations was precipitated by a prolonged period of poor performance at the Plant.

“The action taken was necessary to stem the flow of negative results at a facility that has every reason to be successful,” said Robert Eadie, Starcore’s President & CEO.

Effective immediately, operational duties will be assumed by existing Starcore management and personnel in Mexico, assisted by the services of a newly appointed consultant specializing in the procurement of concentrates. Management believes that this is the best course of action to turn Altiplano profitable as it was designed to be.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

1

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.